

May 22, 2009

Jonathan H. Chou
Chief Financial Officer
American Dairy, Inc.
2275 Huntington Drive #278
San Marino, CA 91108

> **Re:** **American Dairy, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 24, 2009**
> **File No. 333-158777**

Dear Mr. Chou:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 Filed on April 24, 2009

General

1.   To the extent you make changes in your Form 10-K in response to the comments below, please make conforming changes to your Form S-1, as applicable.

2.   Please update your financial statements. Refer to Rule 3-12 of Regulation S-X.

3.   Please update your consents. Refer to number 23 of the Exhibit Table in Item 601 of Regulation S-K.

4.   Please explain to us whether or not the adoption of accounting standards in 2009 require retrospective application to prior fiscal years. If this is the case, please file the financial statements reported in your Form 10-K for the fiscal year ended December 31, 2008 with the retrospective application of the accounting standards adopted in 2009 that require retrospective application on Form 8-K under in Item 9.01. This Form 8-K then needs to be incorporated into your registration statement(s).

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations,
page 27

General

5.   Please include a separately-captioned section to discuss your off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors, as required by Item 303(a)(4) of Regulation S-K.

Expansion Strategy, page 36

6.   We note your disclosure which states "Based upon our short term liabilities, we believe our cash and cash equivalents are adequate to satisfy our working capital needs and sustain our ongoing operations for the next twelve months. In the event of an unanticipated shortfall, we have access to a line of credit with the Construction Bank of China and other Chinese banks to fund our operations." Given your working capital deficiency at December 31, 2008 of $69.5 million, please enhance the discussion of your financial condition and liquidity to provide a clear picture of your ability to generate cash and to meet existing and known or

Jonathan H. Chou
American Dairy, Inc.
May 22, 2009
Page 3

reasonably likely future cash requirements. Please refer to Section 501.13 of the Financial Reporting Codification for further guidance.

Ausnutria Transaction, page 37

7.	We note your disclosure under this heading that to "resolve the incomplete transactions regarding Ausnutria, on December 16, 2008, we signed a letter of intent to sell all of the business activities and operations of Moveup. Accordingly, Moveup is reflected in our consolidated financial statements as discontinuing operations." Based on this disclosure, please clarify your disclosure to explain whether or not you intend to acquire Ausnutria with the deposits paid by Moveup, or whether the Ausnutria transaction has been cancelled altogether.

8.	Please support your conclusion that Moveup is a discontinued operation. Specifically address each factor in FAS 144 in your response.

9.	With regard to the Ausnutria transaction, we note you reflect the total of the deposits paid by Moveup as an asset titled 'Receivable from discontinuing operations' and as part of the discontinued liabilities on your consolidated balance sheets. Please explain to us in greater detail why the deposits paid by Moveup for the Ausnutria transaction are reflected as a receivable.

Critical Accounting Policies, page 38

10.	We note you identify five areas of accounting where critical accounting policies are used to record activity. However, your disclosures appear to lack association with specific accounting estimates that may be necessary to an understanding of your liquidity, capital resources, and results of operations. Please expand your disclosures to address the specific instances where uncertainties exist in your estimates. Your disclosures should provide information about the quality and variability of your earnings and cash flow so that investors may ascertain the indicative value of your reported financial information. We generally find that disclosures including both a sensitivity analysis and discussion of historical experience making the critical estimate are effective in conveying this information. Please refer to FRC Section 501.14 for further guidance on this subject.

New Accounting Pronouncements, page 39

11.	Please expand your disclosure to address the adoption of FSP APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement).

Management's Report on Internal Control over Financial Reporting, page 41

Remediation Plan, page 43

12.   We note your disclosure, which states "We are devoting significant resources to remediating and improving our internal controls, including hiring additional accounting, internal audit and finance staff, engaging consultants to assist with these functions, upgrading our systems, and implementing additional financial and management controls, reporting systems and procedures." Please expand your disclosure to indicate when you believe your remediation efforts will be completed and disclose the material costs associated with each remediation procedure.

Consolidated Balance Sheets, page F-1

13.   We note that your Advances to suppliers line item represents 16% of your total current assets as of December 31, 2008 and that it represents 27% of the amount reported as a current asset for your discontinued operations. Please expand your footnote disclosure to explain in detail the terms, nature and purpose of these advances. Additionally, please indicate whether the advances are repaid in cash and whether or not you have a history of repayment. Please also expand your discussion of liquidity to address the impact of these advances on your liquidity and capital resources.

Consolidated Statements of Operations and Comprehensive Income, page F-2

14.   Please disclose the related tax effects allocated to each component of other comprehensive income either on the face of the statement in which the components of other comprehensive income are displayed or in the footnotes in accordance with paragraphs 24 and 25 of FAS 130, or otherwise explain to us how you have complied with this disclosure.

Note 2. Principal Accounting Policies, page F-5

Share-based compensation, page F-9

15.   We note your disclosure under this heading that "Under the fair value recognition provisions of SFAS 123(R), the Company is required to measure the cost of employee services received in exchange for share-based compensation measured at the grant date fair value, or minimal value, of the award." Please explain to us the circumstances in which you would use the minimal value of an award and support your treatment under the guidance of FAS 123R.

Note 5. Taxation, page F-11

16.   Please expand your reconciliation presenting the difference between the actual
        provision for income taxes and the provision computed by applying the federal
        statutory rate to describe the nature of each significant permanent difference and
        other reconciling items, as contemplated by paragraph 47of FAS 109, or
        otherwise tell us how you believe you have complied with this disclosure
        requirement.

17.   We note the reconciling item for a foreign tax holiday. Please expand your
        disclosures to address the items in SAB Topic 11C or (1) disclose the aggregate
        dollar and per share effects of the tax holiday and (2) briefly describe the factual
        circumstances including the date on which the special tax status will terminate.

18.   We note that certain of your operations are eligible for lower tax rates. Please
        expand your disclosure to explain how and when you determined the lower tax
        rates were in effect for your operations.

Note 9. Inventories, Net, page F-15

19.   Please expand your disclosure here or within MD&A to explain the reasons for
        the significant increase to the components of your inventory for the periods
        presented. In this regard, we note your total inventory balance increased 112%
        during the periods presented.   Please also explain the cause of the charge to your
        inventory reserve during 2008.

Note 11. Discontinuing Operations, page F-15

20.   Please expand your disclosure to explain what you mean by the statement "The
        advance will be settled from the Moveup sales proceeds."

Note 18. Related Party Transactions, page F-18

21.   Please expand your disclosure to explain in greater detail the terms, date of
        issuance, and the nature and purpose of the amounts due from directors of the
        Group.

Note 22. Convertible Debt, Net, page F-21

(1) 7.75% Convertible Notes Due 2009

22.   We note from your disclosure that on "November 12, 2008, the Company entered
        into an agreement with the holders of the 2009 Notes pursuant to which the
        Company agreed to issue to such holders an aggregate amount of 216,639

ordinary shares ($2,881,299, excluding $720,000 accrued at December 31, 2007) and such holders waived claims to additional payments under the registration rights agreement relating to the 2009 Notes." Please provide us with an analysis that supports your determination that the modification of the 2009 Notes did not result in a debt modification under EITF 96-19. In this regard, we note you issued additional ordinary shares and the debt holders waived claims to additional penalty payments under the registration rights agreement.

Note 29. Segments, page F-27

23.   Please separately identify and describe all significant reconciling items, as contemplated by paragraph 32 of FAS 131, for the items you identify as 'Elimination' in the reconciliations you provide for segment revenues, profit, and assets. Please also include a similar reconciliation for the amount shown as 'Expenditures for segment assets,' as contemplated by paragraph 32(d) of FAS 131.

Exhibits 31.1

24.   We note your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 is worded such that it does not precisely match the language as set forth in the Act. Refer to Item 601(b)(31) of Regulation S-K for the exact text of the required Section 302 certifications, and modify your exhibits as appropriate. In this regard and without limitation, there is no provision for your certifying officer to identify the position held with the Company in the first line of the certification.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

General

25.   To the extent you make changes in your Form 10-K in response to the comments above, please make conforming changes to your Form 10-Q, as applicable.

Condensed Consolidated Statements of Cash Flows, page 6

26.   Please explain to us why you believe the classification as an operating activity for the line items 'Deposit for Longjiang Acquisition' and 'Deposit for disposal of a subsidiary' is appropriate under the guidance in FAS 95.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer O'Brien at (202) 551-3721 or Jill Davis, Branch Chief at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579 or Michael Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: S. Donahue
J. Davis
J. O'Brien
M. Karney
M. Adler (206) 839-4801